PROPRIETARY AND CONFIDENTIAL	April 2, 2007

Binding Letter of Intent Regarding
Amendment of Existing Convertible Note and Related Agreements
of pSivida Limited

ISSUER:	pSivida Limited ("PSDV" or the "Company")

INVESTOR:	Castlerigg Master Investments Ltd. (the "Investor")

AMENDMENT OF SECOND AMENDMENT AGREEMENT
The Company and the Investor hereby agree to duly execute and deliver such documentation as reasonably necessary to effect the amendment of that certain Second Amendment Agreement (the "Amendment Agreement"), dated as of December 29, 2006, by and among the Company and the Investor as follows:

On or before the Closing Date and after the successful signing of definitive agreements related to the Company's contemplated transaction with Pfizer (the "Pfizer Transaction") and subject to the conditions set forth in the section labeled “INVESTMENT” below, the Company shall be required to deliver an irrevocable mandatory redemption notice with respect to the full outstanding amount of the Second Amended and Restated Notes (as defined below) issued to the Investor. The redemption date of the Second Amended and Restated Notes will be the later of (i) 60 days after the Closing Date and (ii) June 4, 2007. Immediately upon redemption, Investor shall release its liens and execute such additional documentation as may reasonably be requested by the Company to evidence such release.

On the Closing Date, the Company shall issue to the Investor (i) Series D Warrants exercisable for 4  million ADSs (the "Series D Warrant Shares") in the form attached to the Amendment Agreement as Exhibit C, with an exercise price equal to $2.00, (ii) Series E Warrants, exercisable for 4 million ADSs (the "Series E Warrant Shares"), which shall be in the form attached to the Amendment Agreement as Exhibit C in all material respects, other than the exercise price, which shall be amended to equal $1.57, (iii) Series F Warrants, exercisable for 1 million ADSs (the "Series F Warrant Shares"), which shall be in the form attached to the Amendment Agreement as Exhibit C in all material respects, other than the exercise price, which shall be amended to equal $1.95 and (iv) the Series B Warrants issuable upon the redemption of the Second Amended and Restated Notes, with the exercise price determined as of the Closing Date.

The form of the Second Amended and Restated Notes attached to the Amendment Agreement as Exhibit A (the "Second Amended and Restated Notes"), shall be amended to provide that (i) the Company shall deliver any conversion shares issuable upon conversion of the Second Amended and Restated Notes to the Investor in three Trading Days (as defined in the Second Amended and Restated Notes) with buy-in damages payable if such conversion shares are not delivered on or prior to such third (3rd) Trading Day and an Event of Default if such conversion shares are not delivered in five (5) Trading Days, and (ii) the Series B Warrants issuable upon redemption of the Second Amended and Restated Notes shall have been issued on the Closing Date, and otherwise consistent with this term sheet.

At the Closing, the Company shall deliver the closing documents set forth in the Amendment Agreement, which shall be amended, as necessary, to include the issuance of the Series B Warrants, the Series E Warrants and the Series F Warrants on the Closing Date.

The Amendment Agreement shall further be amended to remove any references to the Financing Transactions, including, without limitation, the Company's obligation to close such Financing Transactions on or prior to the Closing Date.

PROPRIETARY AND CONFIDENTIAL	April 2, 2007

REGISTRATION RIGHTS
The Second Amended and Restated Registration Rights Agreement (as defined in the Amendment Agreement) shall be amended to include the Series E Warrant Shares and the Series F Warrant Shares as Registrable Securities thereunder, and to provide for the inclusion of the Series A, Series B, Series C, Series D, Series E and Series F Warrants on the Additional Registration Statement (as defined in the Second Amended and Restated Registration Rights Agreement).

LEGAL FEES	The Company will pay all of Investor's documented legal and due diligence expenses regardless of whether the transaction is consummated.

FORBEARANCE LETTER	Promptly upon the execution of this term sheet by the parties hereto, the Investor shall deliver to the Company the forbearance letter in the form attached hereto as Exhibit I.

STANDSTILL
The Company agrees that, except: (i) with respect to the $5 million purchase by Pfizer of the Company's equity securities in connection with the Pfizer Transaction; (ii) the approximately $7 million financing currently contemplated (the "Contemplated Financing"); (iii) in connection with any Approved Stock Plan (as defined in the Second Amended and Restated Notes); (iv) upon conversion of the Notes (as defined in the Second Amended and Restated Notes) or the exercise of the Warrants (as defined in the Second Amended and Restated Notes) or the Series E Warrants and the Series F Warrants issued in connection herewith, (v) upon conversion of any Options (as defined in the Second Amended and Restated Notes) or Convertible Securities (as defined in the Second Amended and Restated Notes) which are outstanding on the day immediately preceding the Subscription Date (as defined in the Second Amended and Restated Notes); provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date, (vi) any sale of securities by the Company pursuant to existing participation rights; provided that the terms of such participation rights are not amended, modified or changed on or after the date hereof and (vii) the sale of any securities of AION Diagnostics, from and after the Closing Date, the Company shall not enter into any agreements with respect to the issuance of any ordinary shares or other equity security or securities exercisable or convertible into ordinary shares or other equity security of the Company or any of its Subsidiaries until 30 trading days after the Closing Date, without the prior written consent of the Investor.

PROPRIETARY AND CONFIDENTIAL	April 2, 2007

REDEMPTION NOTICE
Promptly after (i) the signing of definitive agreements related to the Pfizer Transaction, (ii) the Closing of the transactions contemplated by the Second Amendment Agreement, modified as set forth in this term sheet, (iii) the public announcement by the Company of the transactions described in (i) and (ii) above, the Company shall deliver to the Investor a Company Optional Redemption Notice with respect to the full outstanding amount of the Second Amended and Restated Notes computed in accordance therewith. The redemption date of the Second Amended and Restated Notes will be the later of (i) 60 days after the Closing Date and (ii) June 4, 2007.

DISCLOSURE
On the first business day following the execution of the primary transaction document with respect to the Contemplated Financing, the Company shall file a Form 6-K describing the terms of the Contemplated Financing in the form required by the 1934 Act (as defined in the Amendment Agreement) and attaching the material transaction documents as exhibits to such submission (such submission including all attachments, the "6-K Filing"). From and after the 6-K Filing, no Investor shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the Disclosure Filings or in some other public filing or public disclosure.
The Company shall file a Cleansing Statement (as defined under the securities laws of Australia) with respect to any securities issued in connection with the Investor’s investment described above in accordance with the timing set out in the primary transaction document with respect to the Contemplated Financing which shall not be later than 24 hours after the announcement of the Contemplated Financing.

DILIGENCE	The parties agree to work diligently and in good faith to agree upon and execute definitive documentation necessary to implement the foregoing.

The parties hereby acknowledge, by their signatures below, their mutual agreement to the above terms and conditions. The parties agree to negotiate in good faith the contemplated transaction in an expeditious manner. This term sheet is a binding letter of intent.

Agreed to and Accepted by:

pSivida Limited		Castlerigg Master Investments Ltd.
By: Sandell Asset Management Corp.

By:	/s/ Michael J. Soja	By:	/s/ Timothy O’Brien
Name:	Michael J. Soja	Name:	Timothy O’Brien
Title:	V.P. and CFO	Title:	Chief Financial Officer

Castlerigg Master Investments Ltd.
40 West 57th St
26th Floor
New York, NY 10019

Exhibit I

FORBEARANCE LETTER

(See attached)